UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: September 8, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated September 7, 2009, entitled “The Start-up of Ledong Promotes CNOOC Ltd’s Gas Production Growth”.

Exhibit 99.1

CNOOC LIMITED

For Immediate Release

The Start-up of Ledong Promotes CNOOC Ltd’s Gas Production Growth

(Hong Kong, Sep 7th 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that Ledong (LD) 22-1, an independent gas field of the Company, has successfully commenced production. Currently, it is producing approximately 30 thousand cubic feet of natural gas per day via 5 wells.

About 47 kilometers eastern of the producing field Yacheng 13-1 and 20 kilometers western of LD 15-1 gas field, LD 22-1 is located in the Yinggehai Basin of the Western South China Sea. The average water depth is about 93.5 meters.

LD 22-1 is jointly developed with LD 15-1. The major development facilities of LD22-1 include an eight-legged platform and 13 production wells while LD 15-1 has an eight-legged platform and 8 production wells. The two fields will share part of subsea production facilities in order to reduce the production cost.

After being further processed at the Dongfang 1-1 gas terminal, natural gas from LD 22-1/15-1 will be piped to customers in Hainan province including refinery plant, chemical plant and city gas.

Peak production of LD 22-1/15-1 is expected to be around 150 mmcf per day. LD 15-1 will commence production later this year in order to match the customers need.

On full-scale production, LD 22-1/15-1 will become the second biggest independent gas field of the Company offshore China.

Mr. Yuan Guangyu, Executive Vice President of the Company said: “With the successful startup of LD 22-1/15-1, we will further enhance the gas production in the Western South China Sea, which is the Company’s most important natural gas producing area. In the meanwhile, we can supply more clean energy to facilitate the local economic growth."

CNOOC limited acts as the operator and has a 100% interest in the field.

– End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.

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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com